MATRIX ADVISORS VALUE FUND
FIRST AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

THIS FIRST AMENDMENT TO INVESTMENT ADVISORY AGREEMENT is made as of the 1st day of September, 2010, by and between MATRIX ADVISORS VALUE FUND, INC. (the “Fund”), a Maryland corporation, and MATRIX ASSET ADVISORS, INC. (the “Advisor”).

WHEREAS, the parties entered into an Investment Advisory Agreement dated April 18, 1997 for the provision of certain investment advisory services to the Fund (the “Advisory Agreement”); and

WHEREAS, the parties wish to amend the Advisory Agreement to reduce the investment advisory fee for the Fund;

NOW, THEREFORE, in consideration of the mutual promises and agreement contained herein and other good and valuable consideration, the receipt of which is acknowledged, the parties hereto agree that the Advisory Agreement shall be amended as set forth herein.

1.  Article III of the Advisory Agreement is amended and replaced in its entirety with the following:

(a)  Investment Advisory Fee.  For the services rendered, the facilities furnished and expenses assumed by the Advisor, the Fund shall pay to the Advisor at the end of each calendar month a fee, commencing on the day following effectiveness hereof, based upon the average daily value of the net assets of the Fund, as determined and computed in accordance with the description of the determination of net asset value contained in the Prospectus and Statement of Additional Information.  The fee is payable by the Fund at the annual rate of 0.75% of the Fund's average daily net assets.

(b)  If this Agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for that part of the month that this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fee as set forth above.  Subject to the provisions of subsection (b) hereof, payment of the Advisor’s compensation for the preceding month shall be made as promptly as possible after completion of the computations contemplated by subsection (b) hereof.  During any period when the determination of net asset value is suspended by the Directors, the net asset value of a share as of the last business day prior to such suspension shall for this purpose be deemed to be the net asset value at the close of each succeeding business day until it is again determined.

2.  This Amendment shall go into effect on the date set forth above.

IN WITNESS WHEREOF, the parties hereto have cause the foregoing instrument to be executed by duly authorized persons as of the date set forth above.

MATRIX ADVISORS VALUE FUND, INC.

By: /s/David Katz
Title: President

MATRIX ASSET ADVISORS, INC.

By: /s/David Katz
Title: President